June 2011
Pricing Sheet dated June 24, 2011 relating to
Amendment No. 1 to Preliminary Terms No. 812 dated June 8, 2011
Registration Statement No. 333-156423
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Equity-Linked Lock-in Notes due June 24, 2026
Based on the Value of the S&P 500® Index
PRICING TERMS – JUNE 24, 2011
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$1,000,000
Pricing date:	June 24, 2011
Original issue date:	June 29, 2011 (3 business days after the pricing date)
Maturity date:	June 24, 2026
Interest:	1.00% per annum, payable on the annual interest payment dates
Underlying index:	The S&P 500® Index
Payment at maturity:
The payment due at maturity per $10 stated principal amount will equal:
$10 + supplemental redemption amount, if any, plus accrued but unpaid interest
In no event will the payment due at maturity be less than $10 per note.

Supplemental redemption amount:
$10 times the participation rate times the greater of (i) if a lock-in event has occurred, the highest lock-in level observed over the term of the notes and (ii) the index percent change, provided that the supplemental redemption amount will not be less than $0.

Lock-in event:
With respect to any annual observation date:
If the index closing value has increased by at least 20% but by less than 40% from the initial index value, a lock-in event will occur and the lock-in level observed for such annual observation date will be 20%;
If the index closing value has increased by at least 40% but by less than 60% from the initial index value, a lock-in event will occur and the lock-in level observed for such annual observation date will be 40%;
If the index closing value has increased by at least 60% but by less than 80% from the initial index value, a lock-in event will occur and the lock-in level observed for such annual observation date will be 60%;
If the index closing value has increased by at least 80% but by less than 100% from the initial index value, a lock-in event will occur and the lock-in level observed for such annual observation date will be 80%; or
If the index closing value has increased by at least 100% from the initial index value, a lock-in event will occur and the lock-in level observed for such annual observation date will be 100%.

Annual observation dates:
June 24 of each year, beginning June 24, 2012, provided that the final annual observation date will be June 19, 2026; subject to postponement for non-index business days and certain market disruption events.

Interest payment dates:
June 29 of each year, beginning June 29, 2012, provided that the final interest payment will be made on the maturity date; provided further that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Participation rate:	110%
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	1,268.45, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	June 19, 2026, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61760E341
ISIN:	US61760E3412
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per Note	$10	$0.35	$9.65
Total	$1,000,000	$35,000	$965,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.90 per note. Please see “Syndicate Information” on page 8 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.35 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Terms No. 812 dated June 8, 2011
Prospectus Supplement for Equity-Linked Notes dated September 27, 2010
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.